DIGITAL ECOSYSTEMS CORP.

February 7, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attention: Ms. Sonia Barros
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Dear Ms. Barros:

Re:	Registration Statement on Form SB-2
	-	File No. 333-119073

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-2, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIGITAL ECOSYSTEMS CORP.

/s/ Valentina Tuss

Valentina Tuss
President and Chief Executive Officer

Suite 1500, 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6
Telephone: (604) 681-7039